Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-281155

American National Group Inc.

$500,000,000 7.000% Fixed-Rate Reset Junior Subordinated Notes due 2055

Pricing Term Sheet

August 19, 2025

The information in this pricing term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement, dated August 19, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus, dated August 30, 2024 (Registration Statement File No. 333-281155). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	American National Group Inc. (the “Issuer”)
Expected Ratings (S&P / Fitch)*:	BB+ (Stable) / BB+ (Stable)
Security Description:	7.000% Fixed-Rate Reset Junior Subordinated Notes due 2055 (the “Notes”)
Ranking:	Junior subordinated unsecured notes
Distribution:	SEC-registered
Principal Amount Offered:	$500,000,000
Underwriters’ Discount:	1.00% per Note
Net Proceeds to the Issuer:	$495,000,000 (before expenses)
Trade Date:	August 19, 2025
Settlement Date**:	August 22, 2025 (T+3)
Maturity Date:	December 1, 2055
Coupon:	7.000%
Price to the Public:	100.000% of principal amount, plus accrued interest from August 22, 2025, if settlement occurs after that date
First Reset Date:	December 1, 2030
Interest:	The Notes will bear interest (i) from, and including, the date of original issue to, but excluding, December 1, 2030 (the “First Reset Date”) at the fixed rate of 7.000% per annum and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus 3.183%, to be reset on each Reset Date; provided, that the interest rate during any Reset Period will not reset below 7.000% (which equals the initial interest rate on the Notes). Subject to the Issuer’s right to defer interest payments as described under “Optional Interest Deferral,” the Issuer will pay interest semi-annually in arrears on each interest payment date.

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, beginning on December 1, 2025
Record Dates:	May 15 and November 15
Optional Interest Deferral:	The Issuer has the right, in its sole discretion, to defer the payment of interest on the Notes for one or more Optional Deferral Periods of up to five consecutive years each. During an Optional Deferral Period, interest will continue to accrue at the then-applicable interest rate on the Notes, and deferred interest payments will accrue additional interest at the then-applicable interest rate on the Notes, compounded semi-annually as of each interest payment date to the extent permitted by applicable law.
Optional Redemption:	The Issuer may redeem the Notes at its option in whole at any time or in part from time to time (i) during the three-month period prior to, and including, the First Reset Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed; and (ii) after the First Reset Date, on any interest payment date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed; plus, in each case, any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption. If the Issuer does not redeem the Notes in whole, at least $25 million aggregate principal amount of the Notes, excluding any Notes held by the Issuer or any of its affiliates, must remain outstanding after giving effect to such redemption. The Issuer may not redeem the Notes in part unless all accrued and unpaid interest, including deferred interest (and compounded interest, if any), has been paid in full on all outstanding Notes for all interest payment dates occurring on or before the redemption date.

Tax Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.
Rating Agency Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 102% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.
Regulatory Capital Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a Regulatory Capital Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.
CUSIP:	025676 AR8
ISIN:	US025676AR82
Day Count Convention:	30/360
Denominations/Multiple:	$2,000 x $1,000
Joint Book-Running Managers:	Wells Fargo Securities, LLC HSBC Securities (USA) Inc. TD Securities (USA) LLC
Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Brookfield Securities LLC

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the documents may be obtained by contacting the underwriters of the offering by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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